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                 INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND
                 UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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                                                   ----------------------------
                                                         OMB APPROVAL
          UNITED STATES                            OMB Number: 3235-0145
SECURITIES AND EXCHANGE COMMISSION                 Expires: October 31, 2002
      WASHINGTON, D.C. 20549                       Estimated average burden
                                                   hours per response...14.9
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                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.    2     )*
                                          ---------

                         Phoenix Healthcare Corporation
           --------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   450729108
           --------------------------------------------------------
                                 (CUSIP Number)

                    Ronald Lusk, 4514 Travis Street, Ste. 330,
                        Dallas, Tx 75205  (214) 599-9777
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               December 15, 1999
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                                  PAGE 1 OF 4

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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 450729108
          ---------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only).
                             Ronald E. Lusk
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  / /
     (b)  / /
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 (3) SEC Use Only

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 (4) Source of Funds (See Instructions)         PF

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 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
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 (6) Citizenship or Place of Organization       United States of America

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Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power              11,779,952
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power               11,779,952
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                               11,779,952
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                  23.84%
-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
                                  IN
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                                  PAGE 2 OF 4

    This Amendment No. 2 amends the Schedule 13D filed with the Commission on November 25, 1998, as amended by Amendment No. 1 filed with the Commission on August 20, 1999, that was filed jointly by Ronald E. Lusk and Match, Inc. ("Match") (together, the "Reporting Persons") respecting the Common Stock, $.001 per value ("Common Stock") of Phoenix Healthcare Corporation (the "Issuer", formerly Iatros Health Network, Inc.). Because Match no longer beneficially own greater than 5% of the outstanding Common Stock, it ceased to be a Reporting Person with the filing of Amendment No. 1.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Item 3 is amended and supplemented as follows:

    As described in Item 5, on December 15, 1999, Mr. Lusk acquired 6,187,500 share of Common Stock in consideration for the sale of his interest in Healthcare Information Technologies, Inc. to the Issuer. On March 22, 2000, the Board of Directors of the Issuer approved the issuance to Mr. Lusk of 1,669,546 shares of Common Stock in lieu of salary. On April 11, 2000, a debt owned by the Issuer to Mr. Lusk of $84,903 was converted into 452,816 shares of Common Stock. On April 19, 2000, the Issuer issued an additional 288,917 shares to Mr. Lusk in lieu of salary.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    Item 5 is hereby amended and supplemented as follows:

    On December 15, 1999, Mr. Lusk acquired 6,187,500 shares of Common Stock in consideration for the sale to the Issuer of his interest in Healthcare Information Technologies, Inc. ("HIT"). Mr. Lusk owned 95% of the shares of HIT and was the sole director and president of the company.

    On March 22, 2000, the Board of Directors of the Issuer approved the issuance to Mr. Lusk of 1,669,546 shares of Common Stock in lieu of his salary of $250,000 for calendar year 1999, pursuant to his employment agreement with the Issuer.

    On April 11, 2000, a debt owned by the Issuer to Mr. Lusk of $84,903 was converted into 452,816 shares of Common Stock, effective as of January 31, 2000, at the closing price per share on that date ($0.1875).

    On April 19, 2000, the Issuer issued 288,917 shares of Common Stock to Mr. Lusk in lieu of salary for the first three months of 2000, determined at the closing price per share as of the end of each respective month -- 111,111 shares for January, based on a price of $0.1875 per share; 148,175 shares for

February, based on a price of $0.1406 per share; and 29,631 shares for March, based on a price of $0.7031 per share.

    As of close of business on May 18, 2000, Mr. Lusk was the beneficial owner of 11,779,952 of shares of Common Stock (including 20,000 shares owned by Barrier, the equivalent of 972,507 shares owned by Match in the form of preferred stock, 25,000 shares owned as custodian for his daughter, and 140,000 shares issuable pursuant to stock options that were exercisable within sixty days), with the sole power to vote or direct the vote and to dispose or direct the disposition of such shares (including by reason of his position as an officer of Match and Barrier), representing 23.84% of Common Stock outstanding (based on the number of securities outstanding as contained in the Form 10-K for the Issuer for the year ended December 31, 2000, adjusted for certain issuances to executive officers since that date).

    Other than as described above, the Reporting Persons have not engaged in any transactions in the Common Stock of the Issuer during the sixty days preceding May 18, 2000. There are no other persons with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Reporting Persons.


SIGNATURE
---------

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 19, 2000                           /s/ Ronald E. Lusk
                                             ---------------------
                                             Ronald E. Lusk






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